SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of December, 2020

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Ampliación Granada
Delegación Miguel Hidalgo,
11529, Mexico City, Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil informs about a resolution of

the Instituto Federal de Telecomunicaciones”

Mexico City, December 7, 2020. América Móvil, S.A.B. de C.V. ("AMX") [BMV: AMX] [NYSE: AMX | AMOV], informs that it received a resolution issued by the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones or “IFT”) related to its second “biennial” evaluation of the asymmetrical regulations imposed on March 2014 to Radiomóvil Dipsa, S.A. de C.V. (“Telcel”), Teléfonos de México, S.A.B. de C.V. (“Telmex”), and Teléfonos del Noreste, S.A. de C.V. (“Telnor”), entities that are part of the denominated “preponderant economic agent” (agente económico preponderante or “AEP”) in the telecommunications sector.

This resolution determines to suppress certain asymmetrical regulations, as well as to modify and add new asymmetrical regulations, for mobile and fixed services.

For fixed services, in general terms, it resolved: (i) the use of a long-run average incemental costs model to determine the local loop indirect access services rates, and that IFT may determine competitive geographic zones where such rates will be determined by the AEP; (ii) for dedicated-link leasing services, the IFT may determine competitive geographic zones and/or competitive dedicated-links where dedicated-link leasing rates will be determined pursuant to a price cap methodology, considering, among others, the number of operators providing services, market share and existing network infrastructure in such geographic zones; and (iii) certain operative and informational modifications to the electronic management system (sistema electrónico de gestión).

In the mobile segment, the main additions and modifications are related with: (i) detail of information required for rate economic replicability analysis; (ii) rules applicable to installment purchase of handsets by Telcel’s end users; and (iii) various new information reports to be provided to the IFT.

AMX believes that, again, IFT’s resolution is not based on an integral evaluation in terms of competition of the different markets in the Mexican telecommunications sector, nor does it consider the profound changes in the Mexican telecommunications sector within six years from the imposition of the asymmetric regulations and the effective competition that exists in fixed and mobile services.

AMX is currently reviewing the resolution and analyzing its possible effects on AMX and its subsidiaries. The resolution will be challenged in accordance with applicable law.

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 8, 2020

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Alejandro Cantú Jiménez
Name: Title:	Alejandro Cantú Jiménez Attorney-in-fact